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FEB 28 2018

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SEC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68096

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sikich Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1415 W. Diehl Rd. - Suite 400
(No. and Street)

Naperville	Illinois	60563
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY STARK 630-566-8459
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shedjama, Inc. - dba Edward Opperman, CPA
(Name – *if individual, state last, first, middle name*)

1901 Kossuth Street	Lafayette	Indiana	47905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Barry Stark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sikich Corporate Finance, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
D LEE SANDERS
Notary Public, State of Illinois
My Commission Expires 6/12/2021

Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIKICH CORPORATE FINANCE, LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2017

EDWARD OPPERMAN, CPA

CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board
Of Sikich Corporate Finance, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sikich Corporate Finance, LLC, as of December 31, 2017, the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material aspects, the financial position of Sikich Corporate Finance, LLC as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United State of America.

Basis for Opinion

These financial statements are the responsibility of Sikich Corporate Finance, LLC's management. Our responsibility is to express an opinion on Sikich Corporate Finance, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sikich Corporate Finance, LLC in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules of Computation of Net Capital Under SEC Rule 15c3-1 and the Reconciliation between Audited and Unaudited Net Capital Computation have been subjected to audit procedures performed in conjunction with the audit of Sikich Corporate Finance, LLC's financial statements. The supplemental information is the responsibility of Sikich Corporate Finance, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules of Computation of Net Capital Under SEC Rule 15c3-1 and the Reconciliation between Audited and Unaudited Net Capital Computation are fairly stated, in all material respects, in relation to the financial statements as a whole.

SHEDJAMA, INC.
dba Edward Opperman, CPA

We have served as Sikich Corporate Finance, LLC's auditor since 2013.

Lafayette, Indiana
February 23, 2018

SIKICH CORPORATE FINANCE, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

ASSETS		
Cash and cash equivalents	$	262,810
Accounts receivable		169,667
Prepaid expenses		25,315
TOTAL ASSETS		457,792

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable		-
TOTAL LIABILITIES		-
MEMBER'S EQUITY		
Member's Equity		457,792
TOTAL MEMBER'S EQUITY		457,792
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	457,792

SIKICH CORPORATE FINANCE, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUE		
Fee revenues	$	1,127,500
TOTAL REVENUE		1,127,500
EXPENSES		
Commissions expense		111,700
Insurance		1,083
Legal and accounting		164,418
Outside services		3,460
FINRA fees		22,254
Bad debts		17,267
Office expenses		11,512
TOTAL EXPENSES		331,694
NET INCOME	$	795,806

SIKICH CORPORATE FINANCE, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

MEMBER'S EQUITY AT BEGINNING OF YEAR	$	411,986
Net income (loss)		795,806
Member distributions		(750,000)
MEMBER'S EQUITY AT END OF YEAR	$	457,792

SIKICH CORPORATE FINANCE, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	795,806
Adjustments to reconcile net income to net cash provided by		
Operating activities:		
(Increase) decrease in operating assets:		
Accounts receivable		(42,792)
Prepaid expenses		72,582
Net Cash Provided by Operating Activities		825,596
CASH FLOWS FROM INVESTING ACTIVITIES		
Member distributions		(750,000)
Net Cash (Used in) Investing Activities		(750,000)
NET (DECREASE) IN CASH		75,596
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		187,214
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	262,810

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Sikich Corporate Finance, LLC, a Delaware limited liability company (the Firm), was formed on October 15, 2008, and began operations on November 3, 2009. The Firm is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC). The general purpose of the Firm is to engage in capital raising services, including private securities placements and Private Investment in Public Equity (PIPE) transactions, and to perform mergers and acquisitions advisory services, including facilitating mergers and acquisitions, tender offers, financial restructurings, asset sales, divestitures and other corporate reorganizations or business combination transactions, and rendering fairness, solvency or similar opinions, The Firm's customers are located throughout the United States.

b. Cash and Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2017.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did have amounts in excess of insured limits during both years, but not as of respective year end.

e. Accounts Receivable—Accounts Receivable consists of fees and other amounts owed to the Firm. The Firm, on a periodic basis evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Firm considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Basis of Presentation and Method of Accounting—The Firm's financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"), and presented on the accrual basis method of accounting.

g. Revenue Recognition—Fee revenue includes recurring professional services that are paid for the duration of the engagement, and success fees earned on completed mergers and acquisition transactions. Professional service revenues are recorded at the time services are performed, while success fees are recorded when the transaction is completed and the income is reasonably determinable.

NOTE 2: FAIR VALUE MEASUREMENTS

The Firm values its cash and cash equivalents at fair value, based on the Level 1 hierarchy established by ASC 820, Fair Value Measurements and disclosures.

NOTE 3: INCOME TAX EXPENSE

As a limited liability company, the Firm is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Firm. The single member owner is taxed individually on its share of the Firm's earnings. The Firm is subject to certain state taxes; however no provision for state income taxes is required at December 31, 2017.

Accounting principles generally accepted in the United States of American require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the year ended December 31, 2017.

NOTE 4: STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2017, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

NOTE 5: UNCERTAINTY IN INCOME TAXES

The Firm adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The Firm is required to maintain net capital equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness, as these terms are defined under the rule. At December 31, 2017, the Firm's net capital was $262,810 which was $257,810 in excess of its minimum net capital requirement. There is no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Firm and included in the unaudited Part II of Form X-17a-5 as of December 31, 2017.

NOTE 7: CONCENTRATION IN FEE REVENUE

In 2017 the Firm received nearly 100% of total fees from eight customers.

NOTE 8: RELATED PARTY TRANSACTIONS

The Firm is 100% owned by Sikich LLP and is subject to an expense sharing agreement with Sikich LLP that has been approved by FINRA. The agreement was amended on June 17, 2014 to reflect adjustments in expenses and is for a period of twelve months and will renew automatically for an additional twelve months if not cancelled prior to the renewal date of the contract. Under the agreement Sikich LLP has agreed to pay up to $1,239,532 on behalf of the Firm during the year ended December 31, 2017 in consideration of rent, utilities, telephone, equipment furniture and fixtures, postage, office supplies, accounting services, and other general non-securities related administrative and office expenses. The Firm will not have any obligation to pay back any incurred expenses paid on its behalf by Sikich LLP, and thus such amounts are not reflected in the financial statements.

NOTE 9: SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through the date of this report, the date on which the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

SIKICH CORPORATE FINANCE, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS
AS OF DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	457,792
less nonallowable assets from Statement of Financial Condition		(194,982)
Net capital before haircuts on securities positions		262,810
Haircuts on securities		-
Net Capital	$	262,810
Aggregate Indebtedness	$	-
Net capital required based on aggregate indebtedness (6-2/3%)		-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum dollar net capital requirement of reporting broker or dealer		5,000
Excess Net Capital	$	257,810

COMPUTATION OF AGGREGATE INDEBTEDNESS

(A) - 10% of total aggreate indebteness		-
(B) - 120% of minimum net capital requirement		6,000
Net Capital less the greater of (A) or (B)	$	256,810
Percentage of Aggregate Indebtedness to Net Capital		0.00%

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL COMPUTATION

The Member
Sikich Corporate Finance, LLC

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2017 Part IIA filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation.

SHEDJAMA, INC
dba Edward Opperman, CPA
Lafayette, Indiana
February 23, 2018

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Member of
Sikich Corporate Finance, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Sikich Corporate Finance, LLC and SIPC, Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Sikich Corporate Finance, LLC's compliance with the applicable instructions of Form SIPC-7. Sikich Corporate Finance, LLC's management is responsible for Sikich Corporate Finance, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba Edward Opperman, CPA
Lafayette, Indiana
February 23, 2018

SIKCH CORPORATE FINANCE, LLC
BROKER DEALER EXEMPTION REPORT
SEC RULE 15C3-3
DECEMBER 31, 2017

EDWARD OPPERMAN • CPA • CERTIFIED PUBLIC ACCOUNTANT

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Sikich Corporate Finance, LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which Sikich Corporate Finance, LLC, identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (2) (i), and Sikich Corporate Finance, LLC stated that Sikich Corporate Finance, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sikich Corporate Finance, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
February 23, 2018

Sikich
INVESTMENT BANKING

Barry Stark
Chief Compliance Officer
T: 630.566-8571
M: 847-899-8980
Barry.Stark@Sikich.com

February 7, 2017

SHEDJAMA, INC.
d/b/a Edward Opperman, CPA
1901 Kossuth Street
Lafayette, IN 47905

Dear Mr. Opperman:

Sikich Corporate Finance LLC (the "Firm"), confirms, to the best of our knowledge and belief, that:

- Sikich Corporate Finance LLC claimed an exemption from SEC Rule15c3-3 under the provisions in paragraph of (k)(2)(i) throughout the fiscal year January 1, 2017 to December 31, 2017.
- Sikich corporate Finance LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(i) throughout the fiscal year January 1, 2017 to December 31, 2017 without exception.

Sincerely,

Barry Stark

Barry Stark
Chief Compliance Officer